UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 26, 2013

Commission File Number:  000-50492

LIVEREEL MEDIA CORPORATION
(Translation of registrant's name into English)

130 King Street West, Suite 2950,
Toronto, Ontario M5X 1C7, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K Items

1.   Notice Of Annual And Special Meeting Of Shareholders

2.   Management Information Circular For The Annual And Special Meeting Of Shareholders To Be Held On Monday, December 16, 2013

3.   Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVEREEL MEDIA CORPORATION

Date: November 25, 2013	By:	/s/ Henry Kneis
Henry Kneis Chief Financial Officer

LIVEREEL MEDIA CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the “Meeting”) of shareholders of LiveReel Media Corporation (the “Corporation”) will be held at 121 King Street West, Suite 2150, Toronto, Ontario, Canada on Monday, December 16, 2013 at 9:00 a.m. (Toronto time) for the following purposes:

1.	TO RECEIVE the consolidated financial statements of the Corporation for the fiscal year ended June 30, 2013, together with the auditors’ report thereon.

2.	TO RE-APPOINT auditors of the Corporation and authorize the directors to fix the remuneration of the auditors.

3.	TO ELECT directors of the Corporation.

4.
TO CONSIDER and, if deemed advisable, approve a special resolution substantially in the form set forth in the management information circular under the heading “4.  Consolidation of Issued and Outstanding Securities” authorizing an amendment to the articles of the Corporation to consolidate the outstanding common shares of the Corporation on an up to one (1) new common share for ten (10) old common shares basis, with the directors authorized to determine the final consolidation basis within such range (the “Consolidation Resolution”).

5.	TO TRANSACT such further and other business as may properly come before the Meeting or any adjournment thereof.

Unless otherwise stated, each of the above matters require approval of an “Ordinary Resolution”, representing at least 50% plus one vote of all votes cast by the shareholders of the Corporation present at the Meeting in person or by proxy in order to become effective.  In the case of the  Consolidation Resolution above, a “Special Resolution” is required, which must be approved by at least 66-2/3% plus one vote of all votes cast by the shareholders of the Corporation present at the Meeting in person or by proxy in order to become effective.

Copies of the management information circular (the “Circular”), form of proxy, supplemental mailing card and the financial statements of the Corporation for the year ended June 30, 2013, together with the report of the auditors thereon, accompany this notice.  The specific details of the matters proposed to be put before shareholders at the Meeting are set forth in the Circular accompanying and forming part of this notice.  Shareholders are directed to read the Circular carefully in evaluating the matters for consideration at the Meeting.

Only shareholders of record at the close of business on November 4, 2013 are entitled to vote their common shares at the Meeting or at any adjournment thereof, either in person or by proxy.

A Shareholder may attend the Meeting in person or may be represented by proxy.   Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it to Equity Financial Trust Company by one of the following methods:

INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number included on the Proxy or voting instruction form
FACSIMILE	(416) 595-9593
MAIL or HAND DELIVERY	EQUITY FINANCIAL TRUST COMPANY Attention: Proxy Department 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

To be used at the Meeting, proxies must be received by Equity Financial Trust Company by no later than 5:00 p.m. (Toronto time) on December 11, 2013 or, if the Meeting is adjourned, by no later than 10:00 a.m. (Toronto time) on the second last business day prior to the date on which the Meeting is reconvened, or may be deposited with the Chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

DATED this 6th day of November, 2013.

BY ORDER OF THE BOARD

(signed) “Henry Kneis”
Chief Financial Officer & Secretary

LIVEREEL MEDIA CORPORATION

MANAGEMENT INFORMATION CIRCULAR FOR THE ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS TO BE HELD ON MONDAY, DECEMBER 16, 2013

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

LiveReel Media Corporation (the "Corporation") is a corporation existing under the laws of Canada.  The solicitation of proxies and the transactions contemplated in this management information circular (the “Circular”) involves securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws.  The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not application to the Corporation or this solicitation and therefore this solicitation is not being effected in accordance with U.S. securities laws.  Shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under U.S. securities laws.  Shareholders should also be aware that requirements under Canadian laws may differ from requirements under United States corporate and securities laws relating to U.S corporations.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation exists under the laws of Canada, that some or all of its officers and directors are not residents of the United States and that all or a substantial portion of its assets may be located outside the United States.  You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. securities laws.  It may be difficult to compel a Canadian company and its affiliates to subject themselves to a judgment by a U.S. court.

NO SECURITIES REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CAUTIONARY STATEMENT WITH RESPECT
TO FORWARD LOOKING STATEMENTS

This Circular contains forward-looking statements.  Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the Corporation’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.  These forward-looking statements are based on certain assumptions and reflect the Corporation’s current expectations.  The reader should not place undue reliance on them.  They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from the anticipated future results or expectations expressed or implied by such forward-looking statements.  Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Important factors that could cause the actual results to differ materially from the Corporation’s expectations are disclosed in more detail set forth under the heading “Risk Factors’ in Part D of Item 3 of the Corporation’s Form 20F for the 2013 fiscal period and under the heading “Risk Factors” in the Management Discussion and Analysis for the Corporation’s 2013 fiscal period, both of which are filed on SEDAR and EDGAR, respectively.  Our forward looking statements are expressly qualified in their entirety by this cautionary statement.  The Corporation has no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

INFORMATION CONTAINED IN THIS CIRCULAR

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to any relevant legal, tax, financial or other matters in connection herewith.

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This management Circular and accompanying form of proxy are furnished in connection with the solicitation, by management of the Corporation, of proxies to be used at the annual and special meeting of shareholders of the Corporation (the "Meeting") referred to in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice") to be held on Monday, December 16, 2013, at the time and place and for the purposes set forth in the Notice. The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by directors and/or officers of the Corporation at nominal cost.  The cost of solicitation by management will be borne by the Corporation.  Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the common shares of the Corporation (“Common Shares”).  The cost of any such solicitation will be borne by the Corporation.

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation.  Each shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons named in the enclosed form of proxy, to represent such shareholder at the Meeting or any adjournment thereof.  Such right may be exercised by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy.  All proxies must be executed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.  The completed form of proxy must be deposited with Equity Financial Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1, before 9:00 a.m. (Toronto time) not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before the time of holding the Meeting, or delivered to the chairman (or person acting in such capacity) of the Board of Directors (the “Chairman”) on the day of the Meeting, prior to the commencement of the Meeting or any adjournment thereof.

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either: (1) by delivering another properly executed form of proxy bearing a later date and depositing it as aforesaid; (2) by depositing an instrument in writing revoking the proxy executed by him or her: (a) with Equity Financial Trust Corporation at any time up to and including 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or (b) with the Chairman of the Meeting on the day of the Meeting, prior to the commencement of the Meeting or any adjournment thereof; or (3) in any other manner permitted by law.

NON-REGISTERED HOLDERS

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting.  However, in many cases, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(A)
in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans; or

(B)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Corporation has distributed copies of the Circular and the accompanying Notice, form of proxy, supplemental mailing card and annual report of the Corporation containing the financial statements of the Corporation for the fiscal year ended June 30, 2013, together with the report of the auditors thereon, and management’s discussion and analysis (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders of Common Shares.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Intermediaries will generally use service companies (such ADP Investor Communications Fund (“ADP IC”)) to forward the Meeting Materials to Non-Registered Holders.  Generally, a Non-Registered Holder who has not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy.  The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own.

Management of the Corporation does not intend to pay for intermediaries to forward to objecting beneficial shareholders under NI 54-101, the proxy-related materials and request for voting instructions and in the case of objecting beneficial shareholders, the objecting beneficial shareholder will not receive the materials unless the objecting beneficial shareholder’s intermediary assumes the cost of delivery.

Non-Registered Holdings should follow the procedures set out below, depending on the type of form they receive:

(1)
Voting Instruction Form.  In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form.  If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form.  Voting instruction forms can be returned by mail, voted by telephone or through the internet at www.proxyvote.com.  If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Holders’ behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder; or

(2)
Form of Proxy.  Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by facsimile, stamped signature) which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Holder must complete the form of proxy and deposit it with Equity Financial Trust Company as described above.  If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must strike out the persons named in the proxy and insert the Non-Registered Holder (or such other person’s) name in the blank space provided.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the proxy or the voting instruction form is to be delivered.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

EXERCISE OF DISCRETION BY PROXIES

Shares represented by properly executed proxies in favour of the persons named in the enclosed form of proxy will be voted on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the shares will be voted or withheld from voting in accordance with the specifications so made.  Where shareholders have properly executed proxies in favour of the persons named in the enclosed form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the shares represented thereby, such shares will be voted in favour of the passing of the matters set forth in the Notice. The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting.  At the date hereof, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters which at present are not known to management of the Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

INTERPRETATION

Unless otherwise specified herein, all references to dollar amounts shall be to Canadian dollars.  The prefix “U.S.” before a specified dollar amount designates United States dollars.

The information contained herein is provided as of November 6, 2013, unless indicated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares in the capital of the Corporation.  As at November 6, 2013, 23,521,744 Common Shares were issued and outstanding.

The Corporation has fixed November 4, 2013 as the record date (the “Record Date”) for the persons entitled to receive notice of the Meeting.  The Corporation shall prepare a list of all persons who are registered holders of Common Shares on the Record Date and the number of Common Shares registered in the name of each holder on such date.  Each holder of Common Shares is entitled to be present at the Meeting and to one vote for each Common Share registered in the name of such holder in respect of each matter to be voted upon at the Meeting.

A quorum for the transaction of business at the Meeting is the presence of two shareholders of the Corporation holding Common Shares, present in person or a duly appointed proxyholder.

To the knowledge of the directors and officers of the Corporation, the following table sets out the names of all persons who beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares:

Name of Beneficial Owner	Total Number of Common Shares Held	Percentage of Outstanding Common Shares (2)

Difference Capital Financial Inc. (i) Toronto, Ontario	20,648,150	87.8%

Notes:

(i)	As at November 6, 2013, the Corporation had 23,521,744 issued and outstanding Common Shares. Each Common Share carries the right to one vote per share.

Compensation Discussion and Analysis

In this Information Circular, a Named Executive Officer (or “NEO”) means each of the following individuals: (i) the Corporation’s Chief Executive Officer; (ii) the Corporation’s Chief Financial Officer (or the person acting in a similar capacity); (iii) each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and Chief Financial Officer, at the end of fiscal 2013 whose total compensation was, individually, more than $150,000 for fiscal 2013; and (iv) each individual who would be an NEO under (iii) above, but for the fact that he or she was neither an executive officer of the Corporation, nor serving in a similar capacity, at the end of fiscal 2013.

Compensation Philosophy and Objectives

In light of the Corporation’s small size and limited financial resources, executive compensation is comprised of only base salary, which is deliberately kept at below markets levels.  Management continues to explore other investment opportunities both inside and outside the film industry in order to potentially increase our return to shareholders.  To date, the Corporation has not yet identified or selected any additional specific investment opportunity or business.  If such a transaction is consummated, the Corporation will re-evaluate the executive management salary and compensation philosophy and objectives.

Composition and Role of the Compensation Committee

The Corporation does not currently have a Compensation Committee. The directors determined that, in light of the Corporation’s size and resources, setting up such a committee would be too expensive for the Corporation at this time and not be productive. Prior to the change in the composition of the Board of Directors on March 22, 2013 and subsequent management changes, the Corporation had set up an Independent Review Committee of the Board comprised of two independent directors, Ms. Janice Barone and Ms. Diana van Vliet, to review and approve all non-arms' length contracts. Following changes to the Board of Directors and resignations of Ms. Barone and Ms. van Vliet on March 22, 2013, there have been no payments made to management of the Corporation or to the members of the Board of Directors, other than in the case of payment of legal fees to a firm associated with a former director and officer of the Corporation.  See “Interests of Informed Persons in Material Transactions”.

Elements of Compensation

Since March 22, 2013, no management has received compensation from the Corporation for services rendered.  Each of Michael Wekerle, the Corporation’s Chief Executive Officer and Henry Kneis, the Corporation’s Chief Financial Officer, both of whom have served in such capacities since March 22, 2013, have not received any compensation for services rendered.  Management has no options, short-term incentive plans, bonus entitlements, perquisites or other benefits.

Prior thereto, the Corporation’s executive compensation program was comprised of base salary only, which was deliberately kept at below market levels.  No industry benchmarking is used.  Jason D. Meretsky, the Corporation’s former Chief Executive Officer who held such position until March 22, 2013 received $2,500 per month pursuant to a consulting contract.  Total fees paid to Jason Meretsky for serving as Chief Executive Officer during the fiscal year ended June 30, 2013 was $25,000.  Stephen Wilson, the Corporation’s former Chief Financial Officer, who held such position until March 22, 2013, had been paid on a per work basis since May 31, 2010.  Total fees paid to Stephen Wilson for the fiscal year ended June 30, 2013 was $15,000.  Neither Mr. Meretsky nor Mr. Wilson holds any options in the Corporation.

Potential Payments upon a Change in Control or Termination

There are no other payments to executive management resultant on a change in control or termination.

Compensation Plan Changes for Fiscal 2013

Since March 22, 2013, no management has received compensation from the Corporation for services rendered.  Prior thereto, the former Chief Executive Officer received a low monthly base retainer and the former Chief Financial Officer was paid on a per work basis.

Summary Compensation Table

The following table sets forth the compensation paid or awarded to the Named Executive Officers for the fiscal year ended June 30, 2013:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($) (1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($) (3) (4)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Michael Wekerle, Chief Executive Officer (2)	2013 2012 2011	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Henry Kneis, Chief Financial Officer (2)	2013 2012 2011	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Jason D. Meretsky, former Chief Executive Officer (2)	2013 2012 2011	25,000 30,000 30,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	25,000 30,000 30,000
J. Stephen Wilson, former Chief Financial Officer (2)	2013 2012 2011	15,000 22,500 15,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	15,000 22,500 15,000

Notes:

(1)	Refers to stock options (“Options”) to purchase Common Shares granted pursuant to the Corporation’s Stock Option Plan (as hereinafter defined).

(2)	Mr. Meretsky and Mr. Wilson ceased to act as officers of the Corporation on March 22, 2013 and were replaced by Mr. Wekerle and Mr. Kneis, respectively.

(3)	The aggregate value of all other compensation paid to the Named Executive Officers did not exceed $50,000 or 10% of the total of such officers' respective salary in any year.

(4)
From time to time, Mr. Meretsky provides legal services to the Corporation.  For the fiscal year ended June 30, 2013, a law firm affiliated with the Chief Executive Officer was paid $17,078 for legal services (inclusive of disbursements).  In addition, legal fees of $15,929 were paid directly to Mr. Meretsky by the Corporation’s largest shareholder, Difference Capital, who then forgave the debt owing to it by the Corporation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for each of the Named Executive Officers as of June 30, 2013:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercised price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
Michael Wekerle, Chief Executive Officer (1)	Nil	Nil	Nil	Nil	Nil	Nil
Henry Kneis, Chief Financial Officer (1)	Nil	Nil	Nil	Nil	Nil	Nil
Jason D. Meretsky, former Chief Executive Officer (1)	Nil	Nil	Nil	Nil	Nil	Nil
J. Stephen Wilson, former Chief Financial Officer (1)	Nil	Nil	Nil	Nil	Nil	Nil

Note:

(1)	Mr. Meretsky and Mr. Wilson ceased to act as officers of the Corporation on March 22, 2013 and were replaced by Mr. Wekerle and Mr. Kneis, respectively.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned for each Named Executive Officer during the fiscal year ended June 30, 2013

Name	Option-based awards — Value vested during the year ($) (1)	Share-based awards — Value vested during the year ($)(2)	Non-equity incentive plan compensation — Value earned during the year ($)
Michael Wekerle, Chief Executive Officer (3)	Nil	Nil	Nil
Henry Kneis, Chief Financial Officer (3)	Nil	Nil	Nil
Jason D. Meretsky, former Chief Executive Officer (3)	Nil	Nil	Nil
J. Stephen Wilson, former Chief Financial Officer (3)	Nil	Nil	Nil

Notes:

(1)	Based upon the difference between the exercise price and the closing price for the Common Shares on the OTCBB on the vesting date of the options granted.

(2)	The Corporation has no plan under which it grants Share-based Awards, and no such awards were made or vested during the year.

(3)	Mr. Meretsky and Mr. Wilson ceased to act as officers of the Corporation on March 22, 2013 and were replaced by Mr. Wekerle and Mr. Kneis, respectively.

Pension Plan Benefits

No benefits were paid, and no benefits are proposed to be paid to any of the Named Executive Officers of the Corporation under any pension or retirement plan.

No deferred compensation plans were paid, and no benefits are proposed to be paid to any of the Named Executive Officers of the Corporation under a deferred compensation plan.

Director Compensation

Directors who are not officers of the Corporation received no fees or other compensation for the fiscal period ended June 30, 2013.  No director fees are currently contemplated for the current year.  Directors are entitled to reimbursement of certain out-of-pocket costs.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

There are no option-based awards or share-based award outstanding for any Director as of June 30, 2013.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned for each of the Directors, not including those Directors who are also Named Executive Officers, during the financial year ended June 30, 2013:

Name	Option-based awards — Value vested during the year (1) ($)	Share-based awards — Value vested during the year (2) ($)	Non-equity incentive plan compensation — Value earned during the year (3) ($)
Michael Wekerle (4)	Nil	Nil	Nil
Henry Kneis (4)	Nil	Nil	Nil
Jeff Kehoe (4)	Nil	Nil	Nil
Jason D. Meretsky, former director (4)	Nil	Nil	Nil
Janice Barone, former director (4)	Nil	Nil	Nil
Diana van Vliet, former director (4)	Nil	Nil	Nil

Notes:

(1)	No stock options have been issued to any Directors. See “Securities Based Compensation – Stock Option Plan”.

(2)	The Corporation has no plan under which it grants Share-Based Awards, and no such awards were made or vested during the year.

(3)	The Corporation has no Non-Equity Incentive Plan for directors, and no such awards were made or earned during the year.

(4)
Ms. Barone and Ms. van Vliet resigned as directors of the Corporation on March 22, 2013 and were replaced by Mr. Wekerle and Mr. Kneis, respectively.  Mr. Meretsky resigned as a director of the Corporation on June 10, 2013 and was replaced by Mr. Kehoe.

Directors’ and Officers’ Liability Insurance

Effective June 13, 2013, the Corporation obtained directors’ and officers’ liability insurance directly, at no cost to the Corporation, through the coverage in place by its majority shareholder, Difference Capital Financial Inc. (“Difference Capital”).  The policy limit maintained by Difference Capital for its insurance coverage is $5,000,000 for the 12 months ended October 22, 2013, with no deductible for non-indemnifiable claims and a deductible of $25,000 for corporate reimbursements per occurrence.  The existing coverage has been extended for an indefinite period of time while Difference Capital seeks to purchase a blended directors’ and officers’ liability and errors and omissions insurance.   Pursuant to the policy, the Corporation is reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers, and individual directors and officers are reimbursed for losses arising during the performance of their duties for which they are not indemnified by the Corporation.  The total annual premium for the policy paid and/or reimbursed by the Corporation is Nil (2012 - $9,400).

Security Based Compensation – Stock Option Plan

There are no stock options issued pursuant to the Corporation stock option plan (the “Stock Option Plan”) and none are contemplated to be issued to directors, officers, consultants and employees of the Corporation and its subsidiaries.

Securities Authorized For Issuance under Equity Compensation Plans

The following table provides information about the Corporation’s equity compensation plans as of the end of the Corporation’s 2013 fiscal year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders (1)	Nil	Nil	Nil
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	Nil	Nil	Nil

Note:

(1)	See “Compensation of Executive Officers”.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s corporate governance practices have attempted to ensure that the Management is able to draw assistance from individual Board members as well as seek advice from the Board as a whole, when circumstances require it.  In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices, the Corporation is required to disclose on an annual basis its approach to corporate governance.  The Corporation’s corporate governance practices have been and continue to be in compliance with applicable Canadian requirements.  Where the Corporation does not so comply, it believes non-compliance is justifiable and its reasoning is provided.  Corporate governance guidelines change from time to time.  The Board does monitor pending regulatory initiatives and developments in the corporate governance area and will address them as appropriate. The Board has approved the description of the Corporation’s approach to corporate governance as outlined in Schedule “A” to this Circular.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or officer of the Corporation and no associate of any director or officer of the Corporation was indebted to the Corporation at any time during the year ended June 30, 2013.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

There is currently no outstanding indebtedness of any director, executive officer or senior officer to the Corporation.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer or proposed nominee for election as a director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's last completed fiscal year or in any proposed transaction which, in either such case has materially affected or will materially affect the Corporation other than the following:

(i)
the Corporation incurred legal fees of $17,078 in the twelve months ended June 30, 2013 (including disbursements), which were paid to a law firm affiliated with the former Chief Executive Officer for review of the Corporation’s various public filings and general corporate matters.  In addition, legal fees of $15,929 were paid directly to this law firm by the Corporation’s largest shareholder, Difference Capital, who then forgave the debt owing to it by the Corporation;

(ii)
on July 21, 2011 the Corporation entered into an unsecured loan agreement with its largest shareholder, Mad Hatter Investments Inc., and another related entity, 1057111 Ontario Limited, in the aggregate principal amount of $50,000.  The loan has a term of approximately 12 months ending July 31, 2012, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder into common shares of the Corporation at $0.10 per share.  Mad Hatter Investments Inc., and 1057111 Ontario Limited sold their shares in the Corporation to Difference Capital on March 22, 2013 and this loan, together with accrued interest, was repaid in full by the Corporation on March 22, 2013;

(iii)
on November 23, 2011, the Corporation entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders at the time of the loan was made, in the principal amount of $50,000.  The loan has a term of 18 months or upon the sale or change of control of the Corporation, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Corporation at $0.10 per share.  The loan is secured against the assets of the Corporation. This loan and all accrued interest was repaid in full by the Corporation on March 22, 2013;

(iv)
on September 17, 2012, the Corporation entered into an unsecured loan agreement with Billidan Family Trust, a related party to the largest shareholder of the Corporation at the time the loan was made, in the principal amount of $25,000.  The loan has a term of 12 months ending September 17, 2013, accrues interest at 12% per annum until maturity and is repayable at any time upon payment of a penalty of $2,000.  This loan and all accrued interest and penalties was repaid in full by the Corporation on March 22, 2013;

(v)
On December 19, 2012, the Corporation entered into an unsecured loan agreement with Difference Capital, at the time an arms-length party, in the aggregate principal amount of $50,000.  The loan has a term of twelve months maturing December 19, 2013, bears interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty; and

(vi)
On March 22, 2013, Difference Capital acquired control of the Corporation by the acquisition of a majority of the common shares of the Corporation, and entered in to an unsecured loan agreement in the aggregate principal amount of $150,000.  The acquisition of the shares and entering into of the loan arrangements was completed on an arms-length basis.  The loan has a term of twelve months maturing March 22, 2014, bears interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Financial Statements

The audited financial statements of the Corporation for the current fiscal year ended June 30, 2013 and the report of the auditors thereon accompanies this Circular.

2.	Appointment of Auditors

Schwartz Levitsky Feldman LLP, Chartered Accountants, have been the auditors of the Corporation since the fiscal year ended June 30, 2006.  Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the reappointment of Schwartz Levitsky Feldman LLP, as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

In the past, the directors have negotiated with the auditors of the Corporation on an arm's-length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The directors believe that the fees negotiated in the past with the auditors of the Corporation were reasonable and in the circumstances would be comparable to fees charged by other auditors providing similar services.

3.	Election of Directors

The Board presently consists of three (3) directors, to be elected annually.  In accordance with the Business Corporation Act (Canada) (the “Act”), the directors are authorized from time to time to fix the number of directors between a minimum of three (3) and a maximum of ten (10) directors, without the prior consent of shareholders.  The provisions of the Act require that a corporation which offers its securities to the public have a minimum of three (3) directors.  The size of the Board will be fixed at three (3) persons.  Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy will vote for the election of the three (3) nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.  Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation’s by-laws and the Act.

The following table sets out the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation held by each of them, the principal occupation or employment of each of them for the past five years, the year in which each was first elected a director of the Corporation and the approximate number of Common Shares that each has advised are beneficially owned or subject to his or her control or direction:

Name	Office and Principal Occupation (1)	Director Since	Common Shares Beneficially Held or Over Which Control is Exercised
MICHAEL WEKERLE (2) (3) Ontario, Canada	Chief Executive Officer of the Corporation Executive Chairman, Difference Capital Financial Inc. (specialty finance company)	March 22, 2013	20,648,150 (6)
HENRY KNEIS (2) (4) Ontario, Canada	Director of the Corporation Chief Operating Officer & Chief Financial Officer, Difference Capital Financial Inc. (specialty finance company)	March 22, 2013	20,648,150 (6)
JEFF KEHOE (2) (5) Ontario, Canada	Director of the Corporation Managing Partner & General Counsel, Difference Capital Financial Inc. (specialty finance company)	June 10, 2013	20,648,150 (6)

Notes:

(1)	During the past five years, each of the directors of the Corporation has been engaged in his current principal occupation as specified above or as otherwise set forth herein.

(2)
Denotes member of Audit Committee. While Mr. Wekerle and Mr. Kneis would not be considered an independent director under an objective test in that they serve as non-paid consultants, holding the roles of the Corporation’s Chief Executive Officer and Chief Financial Officer, respectively, since March 22, 2013; however, the Board of Directors has made a subjective determination that no relationships exist which would interfere with the exercise of independent judgment in Mr. Wekerle and Mr. Kneis carrying out the responsibilities of a director.  The Corporation has minimal cash reserves and its debts are with its largest shareholder, Difference Capital.  The Corporation and its largest shareholder have taken an active approach to examining business opportunities that could enhance shareholders returns and, if consummated, the Corporation will be in a position to attract independent board members.  See National Instrument 58-101 Disclosure of Corporate Governance Practices attached as Schedule “A”.

(3)
Mr. Wekerle joined the Board of Directors on March 22, 2013 and also assumed the role of chief executive officer.  Mr. Wekerle has over 25 years of experience in the investment industry and is currently the Executive Chairman of Difference Capital, a publicly listed merchant bank focused on creating shareholder value through strategic investments in, and advisory services for, growth companies, particularly in the technology and media sectors, as well as opportunistic investments in undervalued financial assets and real property. Previously, Mr. Wekerle was a partner and co-founder of Griffiths McBurney & Partners’ (“GMP”) sales and trading operations where he served as Vice Chairman of Institutional Trading at GMP Securities until August 2011.  During this period, Mr. Wekerle helped establish the firm’s hedge fund and institutional trading desk and developed a reputation for assisting clients in profiting from large-scale transactions.

(4)
Mr. Kneis joined the Board of Directors on March 22, 2013 and also assumed the role of chief financial officer and secretary.  Mr. Kneis has 25 years of experience specializing in alternative assets including hedge fund investment management, structured product development, equity derivatives and proprietary arbitrage trading. Mr. Kneis is currently Chief Operating Officer and Chief Financial Officer of Difference Capital.  Previously, he was the Founder, CEO and Chief Investment Officer of Abria Financial Group, where he managed three portfolios of hedge funds. Abria was the inaugural winner in 2004 of the Canadian Investment Awards “Best Fund of Hedge Funds”. Prior to founding Abria, Mr. Kneis was the CEO of Maple Securities Ltd. (“Maple Securities”), a privately held, $100 million investment dealer and Toronto Stock Exchange member. He managed proprietary trading portfolios for Maple Securitites and its affiliates with aggregate balance sheet assets of $3 billion.

(5)
Mr. Kehoe joined the Board of Directors on June 10, 2013.  Mr. Kehoe has over a decade of experience as Director and Vice President Enforcement at the Investment Industry Regulatory Organization of Canada ("IIROC"). Prior to IIROC, he served as Clerk to the Chief Justice of Ontario, Crown Attorney, and Department of Justice Crown Counsel. Mr. Kehoe has received an LLB from the University of Windsor, JD from the University of Detroit Mercy, LLM specializing in securities law from Osgoode Hall Law School, CRCP from Wharton University of Pennsylvania, and has received securities regulation training from Harvard. In 2012, he received the Queens Diamond Jubilee Medal for contributions to Canada and was a member of the Appointment Committee for Justice of the Peace in Ontario.

(5)	Each director is also a senior officer and/or director of Difference Capital, and accordingly, would be deemed to exercise control and direction over the shares held by Difference Capital.

Additional Disclosure Relating to Directors

To the knowledge of the Corporation, no proposed director of the Corporation:

(a)
is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

i.	was subject to an order or an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

ii.
was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes hereof, “order” means:

i.	a cease trade order;
ii.	an order similar to a cease trade order; or
iii.	an order that denied the relevant company access to any exemption under securities legislation that was in effect for more than 30 consecutive days.

(b)
is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)
has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

4.	Consolidation of Issued and Outstanding Securities

Management believes that the current number of outstanding Common Shares are inconsistent with the size, assets and structure of the Corporation. Management proposes to reduce the number of shares in the Corporation in order to increase its flexibility with respect to potential business transactions, including any equity financings, if determined by the Corporation to be necessary.

Shareholders are being asked to consider and, if thought fit, to pass the special resolution authorizing the Board of Directors, in its sole discretion, to consolidate the Common Shares on the basis of one (1) new Common Share for up to ten (10) old Common Shares (the “Consolidation”) and amending the Corporation’s articles accordingly. Notwithstanding approval of the Consolidation by shareholders, the Board of Directors may, in its sole discretion, revoke this special resolution, and abandon the Consolidation without further approval or action by or prior notice to shareholders.

Prior to making any amendment to effect the consolidation of Common Shares, the Corporation shall first be required to obtain any and all applicable regulatory approvals.

Reasons for the Consolidation

The Board of Directors believes that shareholder approval of a maximum potential Consolidation ratio (rather than a single consolidation ratio) provides the Board of Directors with maximum flexibility to achieve the desired results of the Consolidation, and to ensure that the Corporation remains in compliance with applicable shareholder distribution requirements of any applicable exchange of listing. If the special resolution is approved, the Consolidation will be implemented, if at all, only upon a determination by the Board of Directors that the Consolidation is in the best interests of the Corporation and its shareholders at that time. In connection with any determination to implement a Consolidation, the Corporation's Board of Directors will set the timing for such a consolidation and select the specific ratio from within the range for a ratio set forth in the special resolution.

Certain Risks Associated with the Consolidation

There can be no assurance that the total market capitalization of the Corporation’s Common Shares (the aggregate value of all Common Shares at the then market price) immediately after the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation. In addition, there can be no assurance that the per-share market price of the Common Shares following the Consolidation will remain higher than the per share market price immediately before the Consolidation or equal or exceed the direct arithmetical result of the Consolidation. In addition, a decline in the market price of the Common Shares after the Consolidation may result in a greater percentage decline than would occur in the absence of a Consolidation and the liquidity of the Common Shares could be adversely affected. Further, there can be no assurance that, if the Consolidation is implemented, the margin terms associated with the purchase of Common Shares will improve or that the Corporation will be successful in receiving increased attention from institutional investors.

Principal Effects of the Consolidation

As of November 6, 2013, the Corporation had 23,521,744 Common Shares issued and outstanding. Following the completion of the proposed Consolidation, the number of Common Shares of the Corporation issued and outstanding will depend on the ratio selected by the Corporation’s Board of Directors.

Consolidation will not have any effect on the number of Common Shares that remain available for future issuances.  The Common Shares reserved for issuance pursuant to the Corporation’s stock option plan will be reduced proportionately.

The Consolidation may result in some shareholders owning “odd lots” of less than 100 Common Shares of the Corporation on a post-Consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “board lots” of even multiples of 100 shares. Brokerage commissions and other costs of transactions in odd lots are often higher than the costs of transactions in “roundlots” of even multiples of 100 shares.

The Consolidation will not give rise to a capital gain or loss under the Income Tax Act (Canada) for a shareholder who holds such Common Shares as capital property. The adjusted cost base to the shareholder of the new Common Shares immediately after the consolidation will be equal to the aggregate adjusted cost base to the shareholder of the old Common Shares immediately before the Consolidation.

Notice of Consolidation and Letter of Transmittal

Promptly after the date of the Articles of Amendment, the Corporation will give written notice thereof to all Shareholders and will provide them with a form of a letter of transmittal to be used for the purpose of surrendering their certificates representing the currently outstanding Common Shares to the Corporation’s registrar and transfer agent in exchange for new share certificates representing whole post-consolidation common shares of the Corporation. After the Share Consolidation, current issued share certificates representing pre-consolidation common shares of the Corporation will (i) not constitute good delivery for the purposes of trades of post-consolidation shares; and (ii) be deemed for all purposes to represent the number of post-consolidation shares to which the Shareholder is entitled as a result of the Consolidation. No delivery of a new certificate to a Shareholder will be made until the Shareholder has surrendered his, her or its current issued certificates.

Fractional Shares

No fractional common shares of the Corporation will be issued upon the Consolidation. All fractions of post-consolidation shares will be rounded to the next lowest whole number if the first decimal place is less than five and rounded to the next highest whole number if the first decimal place is five or greater.

Percentage Shareholdings

The Consolidation will not affect any Shareholder’s percentage ownership in the Corporation, even though such ownership will be represented by a smaller number of shares. Instead, the Consolidation will reduce proportionately the number of shares held by all Shareholders.

Implementation

Upon determining to proceed with the Consolidation and the Consolidation Ratio, the Corporation will send letters of transmittal to holders of Common Shares for use in transmitting their share certificates to the Corporation’s transfer agent in order to exchange old certificates for new certificates representing the number of Common Shares to which such shareholder is entitled as a result of the Consolidation. No delivery of new certificates to a shareholder will be made until the shareholder has surrendered their current issued certificates. Until surrendered, each share certificate formally representing old Common Shares of the Corporation shall be deemed for all purposes to represent the number of new Common Shares to which the holder is entitled as a result of the Consolidation. No fractional shares will be issued in connection with the Consolidation.

The implementation of the special resolution is conditional upon the Corporation obtaining the necessary regulatory consents. The special resolution provides that the Board of Directors is authorized, in its sole discretion, to determine not to proceed with the proposed Consolidation, without further approval of the Corporation's shareholders. In particular, the Board of Directors may determine not to present the special resolution to the Meeting or, if the special resolution is presented to the Meeting and approved, may determine after the meeting not to proceed with completion of the proposed Consolidation and filing the articles of amendment.

Effect on Non-registered Shareholders

Non-registered shareholders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Consolidation than those that will be put in place by the Corporation for registered shareholders. If you hold your Common Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

Vote Required and Recommendation of Board of Directors

The Board of Directors recommends that shareholders vote for the adoption of the Share Consolidation Resolution as set forth below. In order to be effective, the resolution must be approved by the affirmative vote of not less than 66 and 2/3% of the votes cast at the Meeting in respect of such resolution. Proxies received in favour of management will be voted FOR the approval of the special resolution to authorize the Board of Directors to amend the articles of the Corporation to effect a consolidation of the issued and outstanding Common Shares on such basis as the Board of Directors determines to be in the best interests of the Corporation, unless the shareholder has specified in the proxy that his or her shares are to be voted against such resolution. In the event shareholder approval is not obtained, no consolidation of the issued and outstanding share capital will occur.

Resolution to Approve the Share Consolidation

Shareholders are being asked to pass the following special resolution to approve the Share Consolidation (the “Share Consolidation Resolution”):

“IT IS RESOLVED THAT:

1.
The issued and outstanding Common Shares in the capital of the Corporation be consolidated on the basis of up to one (1) new Common Share for every ten (10) Common Shares presently issued and outstanding (the “Consolidation”);

2.	the Board of Directors are hereby authorized to determine the ratio for the consolidation within the range of one (1) new Common Share for up to ten (10) old Common Shares;

3.
any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments, and to do or to cause to be done all such other acts and things, as such person determines to be necessary or desirable or required by any regulatory authority in order to carry out the intent of this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing; and

4.
notwithstanding the passing of this resolution by the Shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered without further notice to or approval of the Shareholders of the Corporation not to proceed with the Consolidation or to revoke this resolution at any time prior to the Consolidation becoming effective.”

In order to give effect to the Share Consolidation Resolution, such special resolution must be approved by an affirmative vote of not less than two-thirds (66-2/3%) of the votes cast at the Meeting on the resolution.

The Board unanimously recommends that Shareholders vote in favour of the Share Consolidation Resolution. The directors named in the accompanying Form of Proxy (if named and absent contrary directions) intend to vote in favour of the special resolution to approve the share consolidation.

Irrespective of whether the Share Consolidation Resolution is passed by the Shareholders, the directors of the Corporation may elect not to proceed with the share consolidation.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

AUDIT COMMITTEE INFORMATION

Disclosure required by Multilateral Instrument 52-110-Audit Committees may be found in Part C of Item 6 and Item 16 of the Corporation’s 2013 Form 20F, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the 2013 Form 20F.

ADDITIONAL INFORMATION

A copy of this Circular has been sent to each director of the Corporation, to the applicable regulatory authorities, to each shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and EDGAR at www.edgar.com.  A comprehensive description of the Corporation and its business as well as a summary of the risk factors applicable to the Corporation are set out in the Corporation’s latest available Form 20F which has been filed on SEDAR and EDGAR, respectively.  Financial information is provided in the Corporation’s comparative annual consolidated financial statements and accompanying management’s discussion and analysis for the fiscal year ended June 30, 2013, have been filed on SEDAR and EDGAR, respectively.  Copies of the Corporation’s 2012 Form 20F, together with one copy of any document or the pertinent pages of any document incorporated by reference in the 2013 Form 20F; the Corporation’s most recently filed annual consolidated financial statements, together with the accompanying report of the auditor, and any of the Corporation’s interim consolidated financial statements that have been filed for any period after the end of the Corporation’s most recently completed financial year; annual and interim management’s discussion and analysis and this Circular are available without charge to shareholders of the Corporation, upon request, from the Corporation’s Investor Relations department:

LiveReel Media Corporation
Investor Relations
130 King Street West, Suite 2950
Toronto, Ontario M5X 1C7, Canada
Telephone: (416) 649-5085
Facsimile: (416) 649-5099

DIRECTORS' APPROVAL

Each of the contents of this Circular and the delivery thereof to the shareholders of the Corporation has been approved by the Board of Directors of the Corporation.

DATED the 6th day of November, 2013.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “Henry Kneis”
Financial Officer & Secretary

SCHEDULE "A"

NATIONAL INSTRUMENT 58-101
(FORM 58-101F2)

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

1.	Board of Directors

Disclose how the board of directors facilitates its exercise of independent supervision over management including:

a.	the identity of directors that are independent; and

Jeff Kehoe is considered independent as he is not paid for any services to the Corporation and the Board of Directors has made a subjective determination that no relationships exist which would interfere with the exercise of independent judgment in his carrying out the responsibilities of a director.  The Corporation has minimal cash reserves and its debts are with its largest shareholder, Difference Capital Financial Inc.  The Corporation and its largest shareholder have taken an active approach to examining business opportunities that could enhance shareholders returns and, if consummated, the Corporation will be in a position to attract independent board members.

b.	the identity of directors who are not independent, and the basis for that determination.

The Board of Directors considers that Michael Wekerle and Henry Kneis are not independent in that they are both senior officers of the Corporation.

2.	Directorships

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are currently directors or trustees, as the case may be, of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer
Michael Wekerle	Difference Capital Financial Inc. Mahdia Gold Inc.

3.	Orientation and Continuing Education

Describe what steps, if any, the Board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.

While the Corporation does not have a formal orientation program for new members of the Board, the Chief Executive Officer and other members of senior management are and will continue to be available to Board members to discuss the Corporation’s business and assist in the orientation and education of Board members as required.

The Board does not formally provide continuing education to its directors. The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.

4.	Ethical Business Conduct

Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.

 On February 9, 2007, the Corporation adopted a Code of Ethics that applies to our principal executive officer and principal financial officer, or persons performing similar functions, a copy of which was filed publicly.  A copy of our Code of Ethics will be provided to any person requesting same without charge.  To request a copy of the Corporation’s Code of Ethics, please make a written request to the Corporation’s Chief Financial Officer, LiveReel Media Corporation, 130 King Street West, Suite 2950, Toronto, Ontario M5X 1C7, Canada.

Given the small size of management and the Board, the Corporation is able to informally monitor compliance with the Code of Ethics.  Directors have open dialogue with management and any Board member may speak at any time with the Chief Financial Officer or the auditors of the Corporation.

5.	Nomination of Directors

Disclose what steps, if any, are taken to identify new candidates for the board nomination, including: (i) who identifies new candidates, and (ii) the process of identifying new candidates.

There is no formal process at present given the small size of the business and Board.  The identification of new candidates for board nomination begins with the approval by the Board of an outline of the skill-sets and background which are desired in a new candidate.  Board members or management may suggest candidates for consideration.  Prospective candidates would then be interviewed by the Board members on an ad hoc basis. An invitation to join the Board is extended only after the Board has reached a consensus on the appropriateness of the candidate.

6.	Compensation

Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including: (i) who determinate compensation, and (ii) the process of determining compensation.

The Corporation does not currently have a Compensation Committee. The directors determined that, in light of the Corporation’s size and resources, setting up such a committee would be economical or practical for the Corporation given its small size at the present time. The independent members of the Board of Directors reviews and approves all non-arms' length contracts. None of the current officers of the Corporation receive any compensation for their services.  See “Report on Executive Compensation” above.

7.	Other Board Committees

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

None.

8.	Assessments

Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.

The Board, its committees and individual directors are not regularly assessed.  Given the small size of the Board and management team, the Corporation has decided to proceed on a more informal basis.

LiveReel Media Corporation
("Corporation")

FORM OF PROXY ("PROXY")

Annual and Special Meeting of Shareholders
Monday, December 16, 2013, at 9:00 am (Eastern)
Standard Life Building, 121 King Street West, Suite 2150
Toronto, Ontario
("Meeting")

RECORD DATE: November 4, 2013
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR PROXY: December 11, 2013 at 5:00 pm (Eastern)

The undersigned hereby appoints **Michael Wekerle, Chief Executive Officer** of the Corporation, whom failing **Henry Kneis, Chief Financial Officer** ("Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) thereof in accordance with voting instructions, if any, provided below.

*** SEE VOTING GUIDELINES ON REVERSE ***

RESOLUTIONS - MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors	**FOR**	WITHHOLD
a) Michael Wekerle	☐	☐
b) Henry Kneis	☐	☐
c) Jeff Kehoe	☐	☐
2. Appointment of Auditors	**FOR**	WITHHOLD
Appointment of **Schwartz Levitsky Feldman LLP** as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐
3. Approval of Consolidation of the Corporation's Common Shares	**FOR**	AGAINST
BE IT RESOLVED THAT:	☐	☐

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED.**

PLEASE PRINT NAME	*Signature of Registered owner(s)*	*Date (MM/DD/YYYY)*

EQUITY Equity Financial Trust Company

Proxy Voting - Guidelines and Conditions

1. **THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.**

2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.**

3. **If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**

4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5. **Each shareholder has the right to appoint a person other than Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof.** Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its being mailed to the shareholders of the Corporation.

7. To be valid, this proxy must be filed using one of the ***Voting Methods*** and *must be received by Equity Financial Trust Company* before the ***Filing Deadline for Proxies***, noted overleaf or in the case of any adjournment of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the shareholder may be required to provide documentation evidencing the signatory's power to sign the proxy.

Investor inSite

Equity Financial Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit
www.tmxequitytransferservices.com/investorinsite

Click on, "*Login to Investor inSite*" and complete the registration form under "*Register Online Now*". Call us toll free at 1-866-393-4891 with any questions.

Request for Financial Statements

Shareholders may elect whether to receive Annual Financial Statements, Interim Financial Statements, and MD&As.

Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.

☐ **Annual Financial Statement with MD&A**
(Mark this box if you would NOT like to receive the Annual Financial Statements and related MD&A)

☐ **Interim Financial Statement with MD&A**
(Mark this box if you would like to receive the Interim Financial Statements and related MD&A)

If you are casting your vote online and wish to receive financial statements, please fax this side to (416) 595-9593.

LIVEREEL MEDIA CORPORATION
FISCAL YEAR – 2013

TMXEquityTransferServices.com
VANCOUVER CALGARY TORONTO MONTRÉAL